Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Years Ended December 31, 2010, 2009 and 2008

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2010	2009	2008
Basic - assumes no dilution:

Net income for the period	$80,862	$73,486	$10,917

Weighted average number of common shares outstanding during the period	39,350	39,175	39,820

Net income per share - basic	$2.05	$1.88	$0.27

Diluted - assumes full dilution:

Net income for the period	$80,862	$73,486	$10,917

Weighted average number of common shares outstanding during the period	39,350	39,175	39,820
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	255	113	7
Common stock units related to deferred compensation for Directors	107	232	254
Common stock units related to deferred compensation for Employees	195	191	215
Restricted common stock units related to incentive compensation	1,106	821	293

Total common and common equivalent shares adjusted to calculate diluted per share	41,013	40,532	40,589

Net income per share – diluted	$1.97	$1.81	$0.27

Percentage of dilution compared to basic net income per share	3.9%	3.7%	-